Exhibit 99.1

Tronox Completes Senior Notes Offering and Announces Closing of
New Credit Facilities

STAMFORD, Conn., (Sept. 22, 2017) – Tronox Limited (NYSE: TROX; the “Company”) announced today that (i) it completed its offering by its wholly owned subsidiary, Tronox Finance plc, of 5.750% senior notes due 2025 for an aggregate principal amount of $450,000,000, the net proceeds of which, together with borrowings under the Company’s New Credit Facilities (defined below) will fund the redemption of the remaining outstanding balance of the $900 million aggregate principal amount of 6.375% senior notes due 2020 issued by Tronox Finance LLC and (ii) it paid off the remaining outstanding balance of the $1.5 billion senior secured term loan entered into by Tronox Pigments (Netherlands) B.V.

In addition, the Company announced the closing of the Company’s first lien term loan credit facility (the “New Term Loan”) and asset-based revolving syndicated facility (the “New ABL Facility” and, together with the New Term Loan, the “New Credit Facilities”).  Pursuant to the New Term Loan, the Company’s wholly owned subsidiaries Tronox Finance LLC and Tronox Blocked Borrower LLC borrowed $2,150,000,000 of first lien term loans.  Pursuant to the New ABL Facility, the lenders thereunder have agreed to make available up to $550,000,000 of revolving credit loans and letters of credit to one or more of the Company’s wholly owned subsidiaries in the United States, Australia and the Netherlands.

“This refinancing lowers our overall cost of debt, extends our debt portfolio’s weighted average years to maturity, improves our mix of secured and unsecured debt, and provides additional pay down flexibility”, said Tim Carlson, senior vice president and chief financial officer.  “We believe we are now well-positioned to not only complete the transformational combination of Tronox and Cristal’s TiO2 business but also, following closing, to rapidly deleverage our balance sheet as a result of the substantial  free cash flow we believe our combination will generate.”

About Tronox

Tronox Limited is a vertically integrated mining and inorganic chemical business. The Company mines and processes titanium ore, zircon and other minerals, and manufactures titanium dioxide pigments that add brightness and durability to paints, plastics, paper, and other everyday products.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval. In connection with the Transaction Agreement (the “Cristal Transaction Agreement”), by and between Tronox, The National Titanium Dioxide Company (“Cristal”) and Cristal Inorganic Chemicals Netherlands Coöperatief W.A. (the “Cristal Transaction”), the Company has filed, and intends to file, relevant materials with the U.S. Securities and Exchange Commission (“SEC”). The Company filed a definitive proxy statement regarding the Cristal Transaction with the SEC on August 31, 2017. Investors and Securityholders are urged to read the proxy statement (including all amendments and supplements thereto) and all other relevant documents regarding the proposed Cristal Transaction filed with the SEC or sent to shareholders as they become available, as they will contain important information about the Cristal Transaction. You may obtain a free copy of the proxy statement and other relevant documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed by the Company with the SEC will be available free of charge on the Company’s website at www.tronox.com or by contacting the Company’s Investor Relations at +1.203.705.3800.

Certain Information Regarding Participants

The Company, Cristal and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Cristal Transaction. You can find information about the Company’s directors and executive officers in the Company’s definitive annual proxy statement filed with the SEC on March 16, 2017. Additional information regarding the interests of such potential participants is included in the definitive proxy statement regarding the Cristal Transaction filed with the SEC on August 31, 2017, and will be included in other relevant documents filed with the SEC.

Forward Looking Statements

Statements in this release that are not historical are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. These and other risk factors are discussed in the Company’s filings with the SEC, including those under the heading entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the period ended June 30, 2017.

Significant risks and uncertainties may relate to, but are not limited to, the risk that the Cristal Transaction does not close due to failure of a closing condition or termination of the Cristal Transaction Agreement in accordance with its terms, causing the Company to seek alternative financing for the Cristal Transaction; the risk that the Cristal Transaction will not close, including by failure to obtain shareholder approval, failure to obtain any necessary financing or the failure to satisfy other closing conditions under the Cristal Transaction Agreement or by the termination of the Cristal Transaction Agreement; failure to plan and manage the Cristal Transaction effectively and efficiently; the risk that a regulatory approval that may be required for the Cristal Transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that expected synergies will not be realized or will not be realized within the expected time period; unanticipated increases in financing and other costs, including a rise in interest rates; reduced access to unrestricted cash; compliance with our bank facility covenants; the price of our shares; general market conditions; our customers potentially reducing their demand for our products; more competitive pricing from our competitors or increased supply from our competitors; operating efficiencies and other benefits expected from the Cristal Transaction.

Media Contact: Bud Grebey
Direct: 203.705.3721

Investor Contact: Brennen Arndt
Direct: 203.705.3722